SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 19, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

 Nevada   0-7246   95-2636730
  (State or Other Jurisdiction   (Commission   (IRS Employer
   of Incorporation)   File Number)   Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01. Other Events

The text included in the Form 8-K submitted on Friday, December 16, 2005 (accepted December 19, 2005) was inconsistent with the text which should have been included in the Form 8-K.

The text that appeared in the aforementioned Form 8-K should not be relied upon.

The text should have read as follows:

The Company announced today it has requested an additional extension, until January 12, 2006, from the NASDAQ Listing Qualifications Panel to file its restated Quarterly report on Form 10-Q/A for the quarter ended March 31, 2005 and the Quarterly reports on Form 10-Q for the periods ended June 30, and September 30, 2005. The Company is currently in violation of NASDAQ listing standards that require the Company to have current financial statements filed with the Securities and Exchange Commission. The NASDAQ Listing Qualifications Panel had previously granted the Company until December 16, 2005 to file its restated Annual Report on Form 10-K/A for the year ended December 31, 2004, the restated Quarterly report on Form 10-Q/A for the quarter ended March 31, 2005 and the Quarterly reports on Form 10-Q for the periods ended June 30, and September 30, 2005. The Company filed its restated Annual Report on Form 10-K/A for the year ended December 31, 2004 on December 13, 2005. The three Quarterly Reports have not yet been filed.

The news release, which was filed as an exhibit to the Form 8-K submitted on December 16, 2005 (accepted December 19, 2005), is identical to the news release filed as an exhibit to this Form 8-K/A.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date December 19, 2005

By /s/ Darwin L. Stump
      Darwin L. Stump
      Chief Financial Officer